UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2018 (Report No. 2)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Termination of Research and License Agreement between Therapix Biosciences Ltd. and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., dated March 30, 2017

On March 18, 2018, Therapix Biosciences Ltd. (the “Company”) terminated the Research and License Agreement between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”), dated March 30, 2017 (the “License Agreement”), effective as of May 18, 2018, except for those provisions which are expressly intended to survive termination. The License Agreement with Yissum was for the grant of a license to an issued U.S. patent, including foreign counterparts, that covers nasal delivery of cannabinoids, excluding any use or exploitation of cannabinoids in conjunction with Tramadol (but including exploitation of cannabinoids in conjunction with other substances). The Company did not make any regulatory filings and there were no development results generated under the License Agreement. In connection with such termination, the parties agreed to a mutual release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By	/s/ Ascher Shmulewitz
Name:	Ascher Shmulewitz, M.D, Ph.D.
Title:	Chief Executive Officer

Date: April 20, 2018

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